SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

           Transaction Statement Under Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder

                        Rule 13e-3 Transaction Statement
           under Section 13(e) of the Securities Exchange Act of 1934
                                 Amendment No. 1

                           LOGANSPORT FINANCIAL CORP.
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                                (Name of Issuer)

                           LOGANSPORT FINANCIAL CORP.
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                       (Names of Persons Filing Statement)

                         Common Stock, Without Par Value
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                         (Title of Class of Securities)

                                   541209 10 2
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                      (CUSIP Number of Class of Securities)

                               David G. Wihebrink
                                723 East Broadway
                            Logansport, Indiana 46947
                                 (574) 722-3855
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      (Name, Address and Telephone Numbers of Person Authorized to Receive
     Notices and Communications on Behalf of the Persons Filing Statement)

                                    Copy to:
                             Claudia V. Swhier Esq.
                             Barnes & Thornburg LLP
                            11 South Meridian Street
                           Indianapolis, Indiana 46204
                                 (317) 236-1313
                           (317) 231-7433 (facsimile)

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ]  The filing of a registration statement under the Securities Act of 1933.

c. [X]  A tender offer.

d. [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing fee is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
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             Transaction Value*                         Amount of Filing Fee
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                  $207,495                                     $41.50

* Calculated solely for the purpose of determining the filing fee, which was based upon tender offer price of $22.50 per share for the eligible common stock as of May 18, 2004 multiplied by our estimate of the maximum number of shares that could be purchased (9,222).

|X| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.


Amount Previously Paid:     $41.50
Form or Registration No.:   Schedule 13E-3
Filing Party:               Logansport Financial Corp.
Date Filed:                 May 28, 2004

     This Amendment No. 1 to the Schedule 13E-3 (this "Amendment No. 1") amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission on May 28, 2004 (the "Schedule 13E-3") by Logansport Financial Corp., an Indiana corporation (the "Company"). This Amendment No. 1 relates to the offer by the Company to purchase for cash all shares of the Company's common stock no par value held by shareholders who own 99 or fewer shares of common stock as of the close of business on May 18, 2004, pursuant to the Offer to Purchase dated May 28, 2004 and the related Letter of Transmittal.

     The information set forth in Items 1 through 16 of the Schedule 13E-3 are incorporated by reference with respect to Items 1 through 16 of this Amendment No. 1, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule 13E-3 is incorporated herein by reference in partial answer to those Items unless otherwise noted herein.



ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     Items  7(b)  and  7(c)  of  the  Schedule   13E-3  is  hereby  amended  and
supplemented by adding the following clarifying paragraphs:


     As described more fully in "Special Factors - Our Reasons for Pursuing the Odd-Lot Offer Rather than Other Alternatives" of the Offer to Purchase, other possible transactions the Company might consider if this odd-lot tender offer is unsuccessful in reducing the number of shareholders below 300, include another tender offer (either general or another odd-lot tender offer), a reverse stock split or a cash out merger. It is possible that if the Company were to pursue one of these alternatives the offering price in such transaction could be higher or lower than $22.50 per share.


     As described more fully in "Special Factors - Our Reasons for Pursuing the Odd-Lot Offer Rather than Other Alternatives" of the Offer to Purchase, the Company considered a general tender offer but determined that a general tender offer has a number of disadvantages that an odd lot tender offer does not. While Rule 13e-4(f)(3)(i) would permit the Company to structure a general tender offer so that tenders by odd-lot holders be accepted before tenders by other holders, this does not eliminate the risk that a general tender offer is more likely to be fully subscribed, if not over-subscribed, and thus could increase the overall cost to the Company, without any more certainty that the number of shareholders would be reduced below 300.

     One disadvantage noted by the Board of Directors of the Company in connection with a reverse stock split is that it would leave many shareholders holding fractional shares. While it is customary for a company to "cash out" fractional shares, such a decision by the Company would make the reverse stock split transaction more costly than the odd-lot tender offer approved by the Board.






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

ITEM 8. FAIRNESS OF THE TRANSACTION.

     Items 8(a) and (b) of the Schedule 13E-3 is hereby amended and supplemented by adding the following clarifying paragraphs:


     To clarify the information set forth in "Special Factors - Determination of Fairness of Offer by our Board of Directors" in the Offer to Purchase, the Board of Directors believes that this Offer is fair to eligible shareholders because the Offer purchase price is at a premium to current trading prices. The Company is offering to pay $22.50 for each share of common stock tendered under this Offer, which represents a $2.61 or 13% premium over the market price as of the close of business on May 17, 2004, the day prior to the Board meeting, and as of the close of business on May 18, 2004, the record date for this Offer. Further, the Offer price is $.05 greater than the Company's historical high of $22.45 reported on December 8, 2003.

     The following sets forth the factors the Board of Directors considered in setting the Offer price for this tender offer and the relative importance the Board of Director's placed upon such factors. This summary is based upon the information set forth in "Special Factors - Determination of Fairness of Offer by our Board of Directors" in the Offer to Purchase:

     o Current and Historical Market Price. Market price for a share of common stock over the last 52-weeks has ranged between $17.53 on July 16, 2003 and $22.45 on December 8, 2003. The $22.50 per share price to be paid for tendered shares in the Offer, represented a $2.61 per share or 13% premium over the current market price as of the close of business on May 17, 2004, the day before the May 18th Board of Director's meeting and as of the close of business on May 18, 2004, the record date for the Offer. The Board of Directors deemed it important to set the purchase price above the Company's historical high, which was $22.45 on December 8, 2003. Thus current market prices as well as the Company's historical high were important considerations for the Board of Directors.

     o Book Value. As of March 31, 2004, the book value per share of the Company's common stock was $18.98. However, due to the voluntary nature of the transaction, the Board did not consider the book value per share, in and of itself, to be as relevant as the market price of the Company's common stock and the market price of the Company's peer group.

     o Market Price of Peer Group in Comparison to their Book Value. In examining the premium to be paid above market price, the Board considered the current stock prices of its peer group members (comparable institutions located in Indiana) relative to their financial performance and specifically examined their stock prices to book values and determined that this peer group traded on average in a range of 110% to 130% of book value. The per share cash price of $22.50 payable in this Offer represents 119% of the book value per share of the Company's common stock on March 31, 2004, which fell within this target range. This percentage above book value was determined to be (i) an appropriate and fair price to be paid to eligible shareholder in this tender offer based upon the stock price of the Company's peer group and (ii) an appropriate and fair price to be paid to non-tendering shareholders in this tender offer in light of current and recent historical market prices and the minimal impact the tender offer will have on the Company's financial position.





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

     o Liquidation Value. In determining the fairness of the odd-lot tender offer, the Board of Directors did not attempt to establish the liquidation value of the Company. The Board of Directors felt that such a valuation would not be material to its decision particularly in light of the fact that the Company is not intending to liquidate, and the odd-lot tender offer will not affect its operations.

     o Going Concern. The Board of Directors also did not try to assign a "going concern" value to the Company's common stock. A going concern valuation is an attempt to value a company as an operating business. It is often expressed as the present value of future earnings of a company in the context of what returns an investor could expect to receive on his, her or its investment over a future period. The Board of Directors felt that the cost of such a valuation far outweighed any benefit and that the valuation would not be material to its discussion concerning whether the Offer was fair to unaffiliated shareholders because the Company itself was not for sale, and only a small percentage of the Company's stock may be repurchased in the Offer. Further, because neither management nor the Board of Directors has any present intent to pursue a sale of the Company, neither management nor the Board of Directors of the Company solicited offers for the purchase of the Company's stock from third parties.

     o Other. In addition to the foregoing factors, the Board of Directors considered the Company's financial performance to date and estimates for 2004, but such factor was not as important as current market prices, historical market prices and the stock price of the Company's peer group.

     The discussion in Items 8(a) and (b) is not intended to be exhaustive, but it is intended to include the material factors upon which the Company based its determination that the Offer is fair to unaffiliated shareholders.


ITEM 16. EXHIBITS.

     Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following items:

         Exhibit No.     Description
         -----------     -----------
         16(b)           Not applicable.
         16(c)           Not applicable.
         16(d)           Not applicable.
         16(f)           Not applicable.
         16(g)           Not applicable.




                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                            LOGANSPORT FINANCIAL CORP.

                            By: /s/ Dottye Robeson
                                ------------------------------------------------
                                Dottye Robeson
                                Chief Financial Officer, Secretary and Treasurer



Dated: June 18, 2004



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